UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

91 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☐

Other Events

On May 12, 2015, Adaptimmune Therapeutics plc (the “Company”) issued a press release announcing that it has strengthened its senior management team with the appointment of William (Will) Roberts as Vice President, Investor Relations.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

On May 13, 2015, the Company issued a press release announcing that it will present data at the 18th Annual American Society of Gene and Cell Therapy (ASGCT) Meeting.  The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits

99.1 Press release dated May 12, 2015
99.2 Press release dated May 13, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: May 13, 2015

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